Exhibit:    99.(a)(1)(F)

(Communicated to be in email format)

Confirmation of Receipt of [Election Form(s)/Notice of Change in Election Form]

        We have received the [Election Form/Notice of Change in Election Form] for all of your Eligible Options.

        If this is not correct, please send an email to nilsh@mosys.com with the correct information and resend the Election Form or Notice of Change in Election Form containing the correct information. If necessary, we will follow up with you directly.

        Please note that you may change your previous election(s) at any time before midnight, Pacific Time, on January 13, 2006. If we extend the Offer beyond that time, you may change your previous election at any time until the extended date. To change your election, please complete a Notice of Change in Election Form by following the directions set forth therein and Section 5 of the Offer.